EXHIBIT 1

Attention Business/Financial Editors:

Not for distribution in the United States or over U.S. Wire Services. Any failure to comply with this restriction may constitute a violation of U.S. Securities Laws.

HAWKER RESOURCES INC. ANNOUNCES FIRST OPERATING RESULTS

CALGARY, Nov.17 /CNW/ — In commenting on the third quarter 2003 results, Hawker Resources President, David Tuer, stated “This is Hawker’s first quarter as an operating exploration and production company. In January of this year, prior to the Synsorb/Hawker reorganization, the Company was an unsuccessful biotech company with few assets and a share price that reflected a poor but changing future outlook. By mid-year, we were completing our first major transaction with the acquisition of Southward Energy, and our share price reflected a more positive outlook. Today, some 3 months after closing the acquisition, we are seeing the results of our joint operations on the properties, after resuming active drilling in the Lavoy and Cold Lake areas. While it has taken longer than anticipated to consolidate our new company, our outlook is very positive.”

“During the quarter, we developed an operating plan with Guard Resources, the operator of our major Lavoy asset; we began active prospecting, using our extensive seismic data base and through the acquisition of exploratory acreage; and we took over operation of the Cold Lake properties.”

In the quarter, we drilled 17 wells, 13 of which were completed for tie-in during the fourth quarter.” Our drilling efforts are now beginning to offset the production declines which we had expected to occur as Southward wound down its activities and as we implemented our own plans.

“We have finalized our plans for the balance of 2003 and have begun developing our 2004 strategy, targeting both production growth and shareholder value creation. We will be posting these plans on our website in conjunction with presentations to the investment community during the month. In particular, we will be highlighting some new initiatives, as soon as it is appropriate to do so from a competitive standpoint.”

OPERATIONAL HIGHLIGHTS OF THE THIRD QUARTER

—	Production averaged 16.5 mmcf/d and generated $8.8 million of revenue in the quarter.

—	Capital expenditures amounted to $7.7 million and resulted in the drilling of 17 wells (14 natural gas wells, 2 dry holes and 1 well pending), the purchase of 14 sections of land and the shooting/acquisition of $3 million of seismic.

—	The wells drilled in the third quarter had a cumulative gross test rate of 8-10 mmcf/d. As these wells are tied in an initial sales increase of 2 mmcf/d net to Hawker, is anticipated. Further production increases should be realized upon the completion of a field compression study currently underway.

—	An ongoing review of a large regional seismic data base under option to the Company has resulted in the identification of several exploration prospects on which drilling will commence in 2004. The Company has spent $700,000 in the quarter on this project.

—	Hawker assumed the operatorship of its working interest properties in the Cold Lake/Bonnyville area, after obtaining all necessary approvals to do so from the Alberta Energy Utilities Board.

—	An optimization study of the field operations for Cold Lake was launched in the quarter with the objective of improving operating costs and is expected to be concluded by year-end

—	Hawker will drill its first operated exploratory prospect in the 4th quarter on recently acquired lands that are outside of the Lavoy and Cold Lake areas.

—	Hawker has entered into negotiations on two farm-in agreements in central and southern Alberta that will give access to approximately 20 sections of land and associated prospects. These farm-ins are expected to be signed in the 4th quarter.

FINANCIAL HIGHLIGHTS OF THE THIRD QUARTER

—	Cash flow from operations amounted to $4.0 million ($0.15 per share) for the quarter and operating income amounted to $54,000.

—	The third quarter net loss of $0.4 million ($0.01 per share) is primarily the result of a non-recurring lease abandonment expense incurred when the Company consolidated its office space in the quarter. Net earnings should improve in subsequent reporting periods with a lower depletion expense rate that will be realized with future drilling.

—	Bank debt at the end of the quarter amounted to $23.1 million on a bank line of $28 million.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002. This discussion contains forward-looking statements that are not historical in nature and involve risks and uncertainties. Forward-looking statements are not guarantees as to the Company’s future results since there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements.

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”).

On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in Alberta, Canada.

Financial Highlights

	Three Months Ended		Nine Months Ended

(in thousands of dollars,	September 30,	September 30,	September 30,	September 30,
except per share amounts)	2003	2002	2003	2002

Revenue	$8,786	$—	$8,786	$—
Cash flow from operations(1)	3,976	(614)	2,951	(1,368)
Per common share — basic and diluted	0.15	(0.12)	0.21	(0.28)
Net earnings (loss)	(363)	(6,567)	(1,168)	5,007
Per common share — basic and diluted	(0.01)	(1.32)	(0.08)	1.01

(1)	Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, site restoration, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the period. The Company evaluates its performance based on earnings and cash flow from operations. The Company considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Revenue

Production revenue for the third quarter of 2003 and for the nine months ended September 30, 2003 was $8,786,000. The third quarter of 2003 marked the commencement of oil and gas operations for the Company and accordingly, there were no production revenues for the corresponding periods of 2002.

All of the Company’s production is natural gas. Natural gas sales volumes for the third quarter of 2003 averaged 16,444 mcf/d and the average price received was $5.81 per mcf. Hawker’s production was from the Lavoy area and the Cold Lake/Bonnyville area.

Interest income for the three months ended September 30, 2003 was $39,000 versus $2,000 for the three months ended September 30, 2002. Interest income for the nine months ended September 30, 2003 was $68,000, an increase of 119% from the $31,000 for the first nine months of 2002. The increases were due to higher cash balances during the 2003 as compared to 2002.

There was no other revenue received by the Company during the third quarter of 2003 or the third quarter of 2002. Other revenue received by the Company during the nine months ended September 30, 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. Other revenue of $107,000 received during the nine months ended September 30, 2002 related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. No milestone payments were received in the first nine months of 2003.

Royalty Expense

Royalty expense for the third quarter of 2003 and for the nine months ended September 30, 2003 was $2,389,000, or 27% of production revenue. There was no royalty expense for 2002 as the Company did not have oil and gas operations.

Production Expense

Production expense for the three and nine months ended September 30, 2003 was $838,000 or $0.55 per mcf. There was no production expense for 2002 as the Company did not have oil and gas operations.

General and Administrative Expense

Net general and administrative expenses for the third quarter of 2003 were $967,000, an increase of 64% from the $590,000 for the same period in 2002. The increase in general and administrative expenses was attributable to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totaled $2,329,000 for the nine months ended September 30, 2003 as compared with $1,249,000 for the nine months ended September 30, 2002. The increase in general and administrative expenses for the first nine months of 2003 was also due to the addition of staff, increased professional fees and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totalling $240,000 were capitalized for the three and nine months ended September 30, 2003.

Interest Expense

Interest expense for the three months ended September 30, 2003 was $238,000, reflecting interest on the bank credit facility that was drawn on for the acquisition of natural gas properties on June 30, 2003. There was no interest expense for the corresponding period in 2002 as the Company’s debt under a previous facility had been repaid earlier during 2002. Interest expense for the first nine months of 2003 was $267,000 as compared with $71,000 for the nine months ended September 30, 2002. The increase in interest expense was a result of the use of debt to fund a portion of the acquisition of natural gas properties.

Lease Abandonment Expense

During the third quarter of 2003, the Company consolidated its office space. A provision of $322,000 was made for residual lease costs on office space no longer occupied by the Company. There was no lease abandonment expense for 2002.

Operating Costs and Write-Downs Associated with Assets Held for Sale

During the third quarter of 2003, there was a net recovery of operating costs associated with assets held for sale in the amount of $11,000. The recovery was due to rent received for short-term use of the building by a third party. Operating costs and write-downs associated with assets held for sale amounted to $6,098,000 for the three months ended September 30, 2002. During the third quarter of 2002, the Company wrote-down the carrying value of assets held for sale by $6,072,000. For the nine months ended September 30, 2003, operating costs and write-downs associated with assets held for sale were $179,000 as compared with $6,314,000 for the first nine months of 2002.

Depletion and Depreciation

Depletion and depreciation expense for the third quarter of 2003 was $4,193,000 as compared with $7,000 for the third quarter of 2002. On a unit of production basis, depletion and depreciation expense was $16.63 per boe for the third quarter of 2003. Depletion and depreciation for the nine months ended September 30, 2003 was $4,196,000 as compared with $23,000 for the same period in 2002. Depletion and depreciation associated with oil and gas assets accounted for the large increase in depletion and depreciation expense for both the third quarter of 2003 and the nine months ended September 30, 2003. Depreciation expense for both the third quarter of 2002 and the nine months ended September 30, 2002 related solely to computer equipment and office furniture and equipment.

Site Restoration and Abandonment

Site restoration expense for the three and nine months ended September 30, 2003 was $146,000 or $0.58 per boe. Oil and gas operations for the Company commenced during the third quarter of 2003 and accordingly, there was no site restoration expense for the three and nine months ended September 30, 2002.

Income Taxes

The Company’s tax expense was solely comprised of the Large Corporations Tax, and for the three and nine month periods ended September 30, 2003, totalled $106,000. There was no tax expense for the three and nine month periods ended September 30, 2002. The increase is due to the higher capital base of the Company attributable to the debt and equity financings completed during 2003. Currently, the Company has tax pools in excess of future taxable income, based on existing assets.

Liquidity and Capital Resources

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

On May 29, 2003, the Company issued a fully marketed prospectus offering 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50% interest in the W4M Properties and non-cash working capital of $70,430,000 was funded by the net proceeds of the prospectus offering and bank debt.

In connection with sale of Southward, the Company, as at September 30, 2003, had a commitment to purchase various seismic data from Southward in the amount of $2,000,000. Subsequent to the end of the quarter, this seismic purchase was completed. Under the same agreement, the Company has the right to purchase up to $11,000,000 of additional seismic data prior to January 31, 2004. Under an amending agreement, the Company has committed to purchase additional seismic data in the amount $300,000 prior to January 31, 2004.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies, for cash consideration of $1,500,000. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. for cash proceeds of $300,000.

During the three and nine months ended September 30, 2003, the Company spent $6,616,000 and $7,091,000, respectively, on capital asset additions, excluding property acquisitions. There were no capital expenditures during either the third quarter or first nine months of 2002, reflecting the wind-down of the biotech operations of the Company.

Capital Expenditures

	Three Months Ended	Nine Months Ended
(in thousands of dollars)	September 30, 2003	September 30, 2003

Exploration and Development Expenditures
Lease acquisition and retention	$926	$1,401
Geological and geophysical	2,944	2,944
Drilling and completion	1,835	1,835
Facilities and equipment	667	667

Total Exploration and Development Expenditures	6,372	6,847
Other capital assets	244	244

Total Capital Expenditures	$6,616	$7,091

During the third quarter, the Company participated in the drilling of 17 gross (8 net) wells. This resulted in 14 gross (6.5 net) natural gas wells, 2 gross (1 net) dry holes and 1 gross (0.5 net) well pending. As at September 30, 2003, none of these wells had been tied in.

During the three months ended September 30, 2003, the Company received proceeds of $150,000 on assets held for sale, representing a non-refundable deposit for the sale of the manufacturing facility and remaining equipment. For the nine months ended September 30, 2003, proceeds of $1,173,000 were received on assets held for sale as compared with $37,000 for the nine months ended September 30, 2002.

During the first nine months of 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan.

The Company has a $28 million credit facility. As at September 30, 2003, $4.8 million of this facility remained unutilized. This capacity, combined with cash flow from operations, is expected to be sufficient to support the Company’s remaining 2003 capital program.

As at September 30, 2003, the Company’s working capital deficiency was $507,000 compared to working capital of $412,000 as at December 31, 2002.

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

Outlook

As of September 30, 2003, Hawker has a 50% working interest in two properties: the non-operated Lavoy area and the Cold Lake/Bonnyville area, which is operated by Hawker. These properties currently produce a total of approximately 16 mmcf/d and will be self-financing on a go forward basis. In this initial natural gas acquisition, the majority of the assets acquired were non-operated. Since that time, the Company has put in place the staff needed and acquired land and seismic that will lead to more operated production in the future. The Company intends to expand these areas and seek new core areas.

The oil and gas industry is capital intensive and the Company is likely to require significant additional capital resources in order to succeed in the oil and gas sector. At present, the Company has not identified any source of these additional capital resources and it is unlikely that such resources would be available to it unless particular oil and gas assets are identified to be acquired.

The Company’s ability to raise additional capital will depend upon a number of factors, such as general economic conditions and conditions in the oil and gas industry, that are beyond its control. If additional capital is required and is not available to the Company on acceptable terms, the Company’s financial condition and prospects may be impaired.

Hawker Resources Inc.

Consolidated Balance Sheets

As at
	September 30	December 31
(in thousands of dollars)	2003	2002

	(unaudited)	(audited)
ASSETS (Note 6)
Current
Cash	$—	$289
Accounts receivable	8,777	27
Prepaids	1,030	176

	9,807	492
Assets held for sale (Note 4)	2,190	3,500
Capital assets (Notes 3 and 5)	69,684	23

	$81,681	$4,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$10,314	$80
Bank loan (Note 6)	23,119	—
Leasehold inducements	140	—
Alberta Heritage Foundation grant (Note 7)	—	387
Future site restoration and abandonment	146	—
Commitments and contingencies (Notes 3, 14 and 15)
Shareholders’ Equity
Share capital (Note 8)	58,323	12,741
Deficit	(10,361)	(9,193)

	47,962	3,548

	$81,681	$4,015

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Consolidated Statements of Earnings (Loss) and Deficit
Periods ended September 30, 2003 and 2002

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars, except per share amounts)	2003	2002	2003	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Production revenue	$8,786	$—	$8,786	$—
Royalties	(2,389)	—	(2,389)	—

	6,397	—	6,397	—
Interest income	39	2	68	31
Other	—	—	382	107

	6,436	2	6,847	138
Expenses
Production	838	—	838	—
General and administrative	967	590	2,329	1,249
Interest on bank debt	238	—	267	71
Depletion and depreciation	4,193	7	4,196	23
Site restoration and abandonment	146	—	146	—

	6,382	597	7,776	1,343

Earning (loss) before the following	54	(595)	(929)	(1,205)
Lease abandonment expense	(322)	—	(322)	—
Operating costs and write-downs associated with assets held for sale	11	(6,098)	(179)	(6,314)
Gain on the sale and distribution of Oncolytics shares	—	126	—	12,997
Share of loss from equity investment in Oncolytics	—	—	—	(471)
Alberta Heritage Foundation grant settlement (Note 7)	—	—	368	—

Earnings (loss) before income taxes	(257)	(6,567)	(1,062)	5,007
Current income tax expense (Note 10)	106	—	106	—

Net earnings (loss) for the period	(363)	(6,567)	(1,168)	5,007
Deficit, beginning of period	(9,998)	(61,281)	(9,193)	(72,855)

Deficit, end of period	$(10,361)	$(67,848)	$(10,361)	$(67,848)

Basic and diluted net earnings (loss) per common share (Note 8)	$(0.01)	$(1.32)	$(0.08)	$1.01

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Consolidated Statements of Cash Flows
Periods ended September 30, 2003 and 2002

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	2003	2002	2003	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(363)	$(6,567)	$(1,168)	$5,007
Add (deduct) non-cash items:
Depletion, depreciation and asset write-downs	4,193	6,079	4,341	6,151
Site restoration and abandonment	146	—	146	—
Alberta Heritage Foundation grant settlement (Note 7)	—	—	(368)	—
Share of loss from equity investment in Oncolytics	—	—	—	471
Gain on sale and distribution of Oncolytics shares	—	(126)	—	(12,997)

	3,976	(614)	2,951	(1,368)
Net change in non-cash working capital (Note 13)	2,502	(136)	2,708	(4,675)

	6,478	(750)	5,659	(6,043)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	150	—	1,173	37
Acquisition of oil and gas properties (Note 3)	(2,587)	—	(71,630)	—
Additions to oil and gas properties	(5,172)	—	(5,647)	—
Additions to other capital assets	(244)	—	(244)	—
Leasehold inducements received	170	—	170	—
Proceeds from sale of Oncolytics shares	—	207	—	6,429

	(7,683)	207	(76,178)	6,466
Net change in non-cash working capital (Note 13)	(621)	—	1,529	—

	(8,304)	207	(74,649)	6,466

FINANCING ACTIVITIES
Common shares issued on exercise of options	—	—	192	—
Common shares issued for cash	—	—	45,047	—
Issue of debentures and warrants	—	—	3,645	—
Increase (decrease) in bank loan	(1,225)	—	23,119	—
Share issuance costs	(14)	—	(3,302)	—
Costs of distribution of shares in Oncolytics	—	—	—	(46)
Repayment of bank debt	—	—	—	(5,910)

	(1,239)	—	68,701	(5,956)
Net change in non-cash working capital (Note 13)	(395)	—	—	—

	(1,634)	—	68,701	(5,956)

Decrease in cash	(3,460)	(543)	(289)	(5,533)
Cash, beginning of period	3,460	851	289	5,841

Cash, end of period	$—	$308	$—	$308

Supplemental disclosure of cash flow information (Note 13)

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Notes to Consolidated Financial Statements
Periods ended September 30, 2003 and 2002
(Tabular amounts in thousands of dollars, unless otherwise noted) (unaudited)

1.	NATURE OF OPERATIONS

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and methods of computation used in the preparation of the financial statements as at December 31, 2002. Certain new accounting policies have been adopted by the Company as a result of the new oil and gas operations of Hawker and are summarized below. The interim consolidated financial statements contain disclosures which are supplemental to the Company’s annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2002.

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of Hawker and its wholly owned subsidiary, 1053639 Alberta Ltd.

(b)	Capitalized Costs

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

(c)	Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

Costs of unproved properties are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

(d)	Future Site Restoration and Abandonment Costs

Estimated future costs relating to future site restoration and abandonment of oil and gas properties and related facilities are accrued on a unit of production basis over the estimated life of the gross proven reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The accumulated provision for future site restoration and abandonment costs is classified as a non-current liability and actual expenditures are charged against the accumulated provision as incurred.

(e)	Ceiling Test Limitations

The Company applies a ceiling test to the capitalized costs of its oil and gas properties, net of future income taxes and future site restoration and abandonment costs, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, estimated future site restoration and abandonment costs and income taxes. Any reduction in the net carrying value of oil and gas properties as a result of the ceiling test is charged to operations.

The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end.

The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

(f)	Leasehold Inducements

Leasehold inducements are accounted for as a reduction of rental expense over the term of the related lease.

(g)	Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(h)	Hedging and Forward Sales Contracts

In certain circumstances, fixed price commodity contracts are used to reduce the Company’s exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Company’s capital expenditure program. Gains and losses relating to fixed price contracts that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Company does not enter into financial instruments for trading or speculative purposes.

The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

Realized and unrealized gains and losses associated with fixed price commodity contracts which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate, and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

(i)	Joint Ventures

Certain of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(j)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in note 8. As options are issued at current market value, they have no intrinsic value at inception and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

(k)	Measurement Uncertainty

The amount recorded for depletion and depreciation of oil and gas properties, the provision for future site restoration and abandonment costs and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

3.	ACQUISITIONS AND DISPOSALS

1022971 Alberta Ltd.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase a 49% interest in the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party.

The resultant acquisition of a 50% interest in the W4M Properties on June 30, 2003 has been accounted for using the purchase method of accounting. The Company has not yet completed its final evaluation of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition.

Allocation of purchase price:
Capital assets	$66,774
Non-cash working capital	3,656

$70,430

Consideration given:
Cash	$67,100
Acquisition costs	3,330

$70,430

The Company has agreed to indemnify the purchaser of Southward for income tax and legal expenses to a maximum amount of $1 million for matters arising prior to the April 30, 2003 acquisition of Southward.

In connection with sale of Southward, the Company has a commitment to purchase various seismic data from Southward in the amount of $2,000,000. Subsequent to the end of the quarter, this seismic purchase was completed. Under the same agreement, the Company has the right to purchase up to $11,000,000 of additional seismic data prior to January 31, 2004. Under an amending agreement, the Company has committed to purchase additional seismic data in the amount $300,000 prior to January 31, 2004.

1053638 Alberta Ltd. and 1053639 Alberta Ltd.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. The acquisitions were accounted for by the purchase method and the purchase price was allocated as follows:

Allocation of purchase price:
Capital assets	$1,500

$1,500

Consideration given:
Cash	$1,500

$1,500

On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The proceeds were allocated as follows:

Allocation of sales proceeds:
Capital assets	$300

$300

Consideration received:
Cash	$300

$300

The disposition of 1053638 Alberta Ltd. did not result in any gain or loss to the Company.

4.	ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. Manufacturing equipment with a carrying value of $940,000 was sold during the six months ended June 30, 2003. During the second quarter of 2003, the Company wrote down the carrying value of the remaining assets held for sale by $145,000 to the estimated net realizable value of $2,340,000.

The Company has entered into an agreement for the sale of these assets for gross consideration of $2,500,000. Pursuant to this agreement, a non-refundable deposit of $75,000 and a non-refundable milestone payment of $150,000 have been received by the Company and applied to reduce the carrying value of the assets held for sale. Costs associated with the transaction are estimated at $85,000.

5.	CAPITAL ASSETS

	September 30, 2003

		Accumulated
		Depletion and
	Cost	Depreciation	Carrying Value

Oil and gas properties	$73,621	$4,192	$69,429
Computer equipment	15	5	10
Office furniture and equipment	86	11	75
Leasehold improvements	170	—	170

	$73,892	$4,208	$69,684

At September 30, 2003, oil and gas properties included $13,238,000 relating to unproved properties which have been excluded from the depletion and depreciation calculation. Future development costs on proven undeveloped reserves of $470,000 are included in the depletion and depreciation calculation.

At September 30, 2003, the Company capitalized $240,000 of overhead directly related to exploration and development activities.

Total future site restoration and abandonment costs as at September 30, 2003 are estimated to be $2,047,000 for which a provision of $146,000 has been recorded.

6.	BANK LOAN

The Company has a $28 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 30 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances which are subject to a stamping fee or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The loan is a revolving facility until March 31, 2004 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by November 30, 2003. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $60 million over all of the property of the Company.

7.	ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) during 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

8.	SHARE CAPITAL

(a)	Authorized:

Unlimited number of voting common shares without par value. Unlimited number of non-voting class A common shares without par value. Unlimited number of preferred shares to be issued in series.

(b)	Common Shares Issued

	Number of Shares	Amount

Balance at January 1, 2003	4,959,937	$12,741
Issued for cash	14,361,000	45,047
Share issuance costs	—	(3,392)
Issued on debenture and warrant conversion	2,152,465	1,302
Issued for services received	148,798	90
Issued for cash on exercise of options	275,000	192

Balance at September 30, 2003	21,897,200	$55,980

(c)	Class A Common Shares Issued

	Number of Shares	Amount

Balance at January 1, 2003	—	$—
Issued on debenture and warrant conversion	3,874,437	2,343

Balance at September 30, 2003	3,874,437	$2,343

(d)	Issue of Debentures and Warrants

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

(e)	Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 1,181,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The exercise price of an option granted is the closing price of the Company’s stock on the last trading date prior to the grant date. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at September 30, 2003:

		Weighted average
		exercise price
	Shares	$

Outstanding at January 1, 2003	330,565	9.80
Granted	368,000	3.59
Exercised	(275,000)	0.70

		Weighted average
		exercise price
	Shares	$

Expired	(12,500)	87.20
Forfeited	(27,064)	52.20

Outstanding at September 30, 2003	384,001	4.85

Options exercisable at September 30, 2003	15,501	34.68

For the nine month period ended September 30, 2003, no stock options were granted to non-employees. The Company has undertaken to facilitate the surrender of out-of-the-money options that were issued in previous years when the Company conducted pharmaceutical drug development. Subsequent to September 30, 2003, the Company granted options to purchase 15,000 common shares at $4.15, which expire during the third quarter of 2008.

(f)	Per Share Amounts

The weighted average number of shares outstanding during the three month period ended September 30, 2003 of 25,771,637 and during the nine month period ended September 30, 2003 of 13,840,301 (three and nine month periods ended September 30, 2002: 4,959,937) were used to calculate earnings (loss) per common share. For the period ended September 30, 2003, all of the stock options and warrants were not included in the computation of diluted earnings (loss) per share because the effect on the net loss for the period of the issue of additional shares on the conversions would be anti-dilutive. For the nine months ended September 30, 2002, the respective exercise price of the stock options and warrants exceeded the average market price of the common shares making the options and warrants anti-dilutive.

9.	STOCK BASED COMPENSATION

Under the fair value based method of accounting for stock based compensation, the Company’s net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(in thousands of dollars, except	Three Months Ended	Nine Months Ended
per share amounts)	September 30, 2003	September 30, 2003

Net earnings (loss)
As reported	$(363)	$(1,168)
Pro forma	$(420)	$(1,238)
Basic and diluted net earnings (loss) per common share
As reported ($/share)	$(0.01)	$(0.08)
Pro forma ($/share)	$(0.02)	$(0.09)

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted in 2003 is estimated to be $680,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2003

Risk-free interest rate (%)	3.78
Expected life (years)	4.00
Expected volatility (%)	55.10
Expected dividend yield (%)	0

For the purposes of disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

10.	INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $32 million which are available for application against future taxable income and which expire in the following years:

2005	$4,400
2006	11,400
2007	5,100
2008	11,100

$32,000

The income tax benefit of these losses has not been recognized in the financial statements. The Company has unclaimed expenditures of approximately $118.8 million as at September 30, 2003 available to reduce future year’s taxable income. The Company also has approximately $5.7 million of unclaimed investment tax credits available to reduce future years’ income taxes payable.

11.	RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $1,746,000 for legal services for the period from the date elected as a director, April 3, 2003, to September 30, 2003. The fees charged were based on standard rates and time spent on company matters.

12.	FINANCIAL INSTRUMENTS

(a)	Fair Value

The Company has financial instruments consisting of accounts receivable, accounts payable and accrued liabilities and bank loan. The carrying value of these instruments approximates fair value unless otherwise stated.

Pursuant to the exercise of the purchase option (Note 3), the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the purchased properties as follows:

Transaction Type	Volume (GJ/d)		Contract Price (GJ/d)	Expiry

Fixed Summer	1,658		$4.10	October 31, 2003
Fixed Summer	3,220		$6.64	October 31, 2003
Costless Collar Summer	3,220		$6.24 - $7.00	October 31, 2003
Costless Collar Winter	4,830		$6.36 - $7.15	March 31, 2004
Fixed Winter	1,610		$6.76	March 31, 2004
Fixed Summer	1,450		$5.06	October 31, 2003
Cogeneration Fuel Supply	263		$1.959 - $2.217	October 31, 2008
Daily Declining Profile	977	(1)	Netback (2)	October 31, 2011
Reserve Based	101		Netback (3)	Life of reserves

Based on dealer quotes, had these contracts been closed on September 30, 2003, a loss of $1,351,000 would have been realized.

Notes:

(1)	The Company’s obligations under this contract will, on November 1 of this year and each succeeding year, decline to the following:

Date	Obligation (GJ/d)

November 1, 2003	841
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2)	TransCanada Pipelines Limited netback pricing.

(3)	Progas Limited netback pricing.

(b)	Credit Risk

A substantial portion of the Company’s accounts receivable are with entities in the oil and gas industry. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Company has not previously experienced any material credit losses on the collection of receivables.

(c)	Interest Rate Risk

The Company is exposed to interest rate risk in relation to interest expense on its revolving credit facility.

13.	CASH FLOW INFORMATION

Changes in non-cash working capital were comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Accounts receivable	(361)	34	(2,185)	42
Prepaids	(257)	92	(854)	(95)
Accounts payable and accrued liabilities	2,104	(262)	7,276	(4,622)

Net change	1,486	(136)	4,237	(4,675)

Net change by activity:
Operating	2,502	(136)	2,708	(4,675)
Investing	(621)	—	1,529	—
Financing	(395)	—	—	—

Net change	1,486	(136)	4,237	(4,675)

The following shows the actual cash amount paid:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Cash interest paid	186	—	215	71
Cash interest received	62	2	68	31
Cash taxes paid	—	—	—	10

14.	CONTINGENCIES

The Company, in the normal course of operations, is subject to a variety of legal and other claims against the Company. Management and the Company’s legal counsel evaluate all claims on their apparent merits, and accrue management’s best estimate of the likely costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Company will not have a significant impact on the Company’s financial position, operations or cash flows.

15.	COMMITMENTS

The Company is committed to payments under operating leases for office space as follows:

Balance of 2003	$140
2004	609
2005	717
2006	413
2007	385

$2,264

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR.”

For further information please contact:

Mr. David Tuer, President & CEO
Phone: (403) 290-4874

or

Mr. Barry Herring, Senior Vice President & CFO
Phone (403) 290-4856

or

Ms. Jane Johnson, Assistant Corporate Secretary
Phone: (403) 290-4873

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.